Exhibit 21.1

List of Subsidiaries of Brag House Holdings, Inc.

Name of Subsidiary	Jurisdiction of Incorporation	Date of Incorporation
Brag House Inc.	Delaware	February 23, 2018
Brag House Ltd.	United Kingdom	June 11, 2021